EXHIBIT 99.1

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES
Reconciliation Statement, Non-GAAP Basis
(dollars in thousands)
Unaudited

EBITDA and Adjusted EBITDA are not measures made in accordance with U.S. generally accepted accounting principles (“GAAP”), and as such, should not be considered a measure of financial performance or condition, liquidity, or profitability. It should not be considered an alternative to GAAP-based net income or income from operations or operating cash flows. Further, because not all companies use identical calculations, amounts reflected by Hillman as EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is included to satisfy a reporting obligation under our indenture. Adjusted EBITDA as presented herein does not include certain adjustments and pro forma run rate measures contemplated by our senior secured credit facilities and our indenture and may also include additional adjustments that were not applicable at the time of the offering of the senior notes governed by our indenture. Adjusted EBITDA is also one of the performance criteria for the Company's annual performance-based bonus plan.

The reconciliation of Net income (loss) to EBITDA and Adjusted EBITDA for the years ended December 29, 2018 and December 30, 2017 follows:

	Thirteen Weeks Ended		Year Ended
	December 29,	December 30,	December 29,	December 30,
	2018	2017	2018	2017
Net loss	$(35,085)	$65,435	$(69,641)	$58,648
Income tax provision (benefit)	(112)	(80,152)	2,070	(84,911)
Interest expense, net	26,491	13,058	70,545	51,018
Interest expense on junior subordinated debentures	3,152	3,152	12,608	12,608
Investment income on trust common securities	(94)	(94)	(378)	(378)
Depreciation	15,580	8,543	46,060	34,016
Amortization	14,700	9,667	44,572	38,109
EBITDA	24,632	19,609	105,836	109,110

Stock compensation expense	371	459	1,590	2,484
Management fees	150	129	546	519
Acquisition and integration expense	5,180	881	12,358	934
Canada Restructuring (1)	5,587	—	8,261	—
Restructuring and other costs (2)	1,528	8,833	9,016	14,794
Refinancing costs	3,090	—	11,632	—
Anti-dumping duties	300	—	(3,829)	6,274
Mark-to-market adjustment on interest rate swaps	2,284	(497)	607	(1,481)
Adjusted EBITDA	$43,122	$29,414	$146,017	$132,634

1.
Includes charges related to a restructuring plan announced in our Canada segment in 2018, including facility consolidation, stock keeping unit rationalization, severance, sale of property and equipment, and charges relating to exiting certain lines of business. See Note 14 - Restructuring of the Notes to the Consolidated Financial statements for additional information.

2.
Includes restructuring and other costs associated with the implementation of a new pricing program, cost associated with implementing our ERP system in Canada, costs to relocate our distribution center in Edmonton, Canada, costs associated with relocating our distribution center in Dallas, Texas, and start up costs for the hub facility located on the U.S. West Coast.